Exhibit 12.1

CNB Financial Corporation

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (dollars in thousands)

		Nine Months Ended September 30,	Years Ended December 31,
		2016	2015	2014	2013	2012	2011
Net Income from continuing operations	a	$20,644	$30,489	$32,388	$23,019	$23,547	$20,633
Interest expense on deposits	b	6,288	8,498	8,300	7,995	10,875	13,625
Interest expense on borrowings	c	2,341	3,222	3,241	3,447	3,245	3,176
Interest expense on subordinated debt	d	590	751	746	770	800	778
Earnings	(a+b+c+d)	29,863	42,960	44,675	35,231	38,467	38,212
Preferred stock dividends	e	—	—	—	—	—	—
Fixed charges	(b+c+d)	9,219	12,471	12,287	12,212	14,920	17,579
Ratio of earnings to fixed charges and preferred stock dividends (including interest expense on deposits)	(a+b+c+d) /(b+c+d+e)	3.24	3.44	3.64	2.88	2.58	2.17
Earnings excluding interest expense on deposits	(a+c+d)	23,575	34,462	36,375	27,236	27,592	24,587
Fixed charges excluding interest expense on deposits	(c+d)	2,931	3,973	3,987	4,217	4,045	3,954
Ratio of earnings to fixed charges and preferred stock dividends (excluding interest expense on deposits)	(a+c+d)/ (c+d+e)	8.04	8.67	9.12	6.46	6.82	6.22